January 13, 2026

J. Douglas Ramsey
Chief Executive Officer
Breeze Acquisition Corp. II
955 W. John Carpenter Fwy
Suite 100-929
Irving, TX 75039

       Re: Breeze Acquisition Corp. II
           Registration Statement on Form S-1
           Filed November 17, 2025
           File No. 333-291575
Dear J. Douglas Ramsey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction